SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

Square, Inc.

(Name of Issuer)

Class A Common Stock, $0.0000001 par value

(Title of Class of Securities)

852234103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 852234103

1	Name of Reporting Person John Giampetroni

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 16,194,035

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,194,035

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,194,035

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 33.8% (See Item 4 herein)

12	Type of Reporting Person IN

1	Name of Reporting Person Suhail Rizvi

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 16,194,035

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,194,035

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,194,035

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 33.8% (See Item 4 herein)

12	Type of Reporting Person IN

1	Name of Reporting Person RT-SQ Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 12,570,360

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 12,570,360

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,570,360

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 28.4% (See Item 4 herein)

12	Type of Reporting Person OO

1	Name of Reporting Person RT Spartan IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 11,349,190

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 11,349,190

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,349,190

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 26.4% (See Item 4 herein)

12	Type of Reporting Person OO

1	Name of Reporting Person Rizvi Traverse CI GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 2,575,055

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,575,055

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,575,055

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.5% (See Item 4 herein)

12	Type of Reporting Person OO

END OF COVER PAGE

CUSIP No. 852234103

The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13G (this “Statement”) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1.

Item 1.	(a)	Name of Issuer. Square, Inc.
	(b)	Address of Issuer’s Principal Executive Offices. 901 Mission Street, Suite 104, San Francisco, CA 94103

Item 2.	(a)	Name of persons filing (collectively, the “Reporting Persons”). (i) John Giampetroni (ii) Suhail Rizvi (iii) RT-SQ Management, LLC (iv) RT Spartan IV, LLC (v) Rizvi Traverse CI GP, LLC
	(b)	Address or principal business office or, if none, residence. 260 East Brown Street, Suite 380, Birmingham, MI 48009
(c)

Citizenship or place of organization.
(i)                                     John Giampetroni – United States of America

(ii)                                  Suhail Rizvi – United States of America

(iii)                               RT-SQ Management, LLC - Delaware

(iv)                              RT Spartan IV, LLC - Delaware

(v)                                 Rizvi Traverse CI GP, LLC – Delaware

	(d)	Title of Class of Securities. Class A Common Stock, $0.0000001 par value
	(e)	CUSIP No. 852234103

Item 3.	Reporting person.
If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution. ____________________________

Item 4.	Ownership.

(i)                                     John Giampetroni and Suhail Rizvi

                                                (a)                                 Amount beneficially owned:  16,194,035 shares

                                                (b)                                 Percent of class:  33.8%*

                                                (c)                                  Number of shares as to which the person has:

                                                                                                (i) Sole power to vote or to direct the vote:  -0-

                                                                                                (ii) Shared power to vote or to direct the vote:  16,194,035 shares

                                                                                                (iii) Sole power to dispose or to direct the disposition of:  -0-

                                                                                                (iv) Shared power to dispose or to direct the disposition of:  16,194,035 shares

Represents (i) 43,947 shares of Class A common stock held by RT SQ Special Opportunities, LLC, and (ii) shares of Class B common stock, which are convertible into shares of Class A common stock on a 1 for 1 basis at the option of the holder, and have no expiration date, as follows: 87,420 shares held by Rizvi Opportunistic Equity Fund, L.P., 17,560 shares held by Rizvi Opportunistic Equity Fund (TI), L.P., 249,500 shares held by Rizvi Opportunistic Equity Fund I-B, L.P., 59,250 shares held by Rizvi Opportunistic Equity Fund I-B (TI), L.P., 40,210 shares held by Rizvi Traverse Partners, LLC, 565,210 shares held by Rizvi Opportunistic Equity Fund II, L.P., 29,470 shares held by Rizvi Traverse Partners II, LLC, 11,349,190 shares held by RT Spartan IV, LLC, 1,221,170 shares held by RT SQ Co-Invest, LLC, 999,998 shares held by RT SQ Co-Invest II, LLC, 902,150 shares held by RT SQ Secondary, LLC, and 628,960 shares held by RT-SQ TS, LLC.  Messrs. Giampetroni and Rizvi, as managers of Rizvi Traverse Management, LLC, Rizvi Traverse Management II, LLC, RT-SQ Management, LLC, and Rizvi Traverse CI GP, LLC, the managers or general partners of the various entities that directly own the shares, have power to dispose of and to vote the shares of Class B common stock beneficially owned by those entities.  Neither Mr. Giampetroni or Mr. Rizvi directly own any shares of Class A or Class B common stock, however, by reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the reported securities.  Messrs. Giampetroni and Rizvi disclaim beneficial ownership of the reported securities and this report shall not be deemed as an admission of beneficial ownership of such securities.

(ii)                                  RT-SQ Management, LLC

                                                (a)                             Amount beneficially owned:  12,570,360 shares

                                                (b)                                 Percent of class:  28.4%*

                                                (c)                                  Number of shares as to which the person has:

                                                                                                (i) Sole power to vote or to direct the vote:  -0-

                                                                                                (ii) Shared power to vote or to direct the vote:  12,570,360 shares

                                                                                                (iii) Sole power to dispose or to direct the disposition of: -0-

                                                                                                (iv) Shared power to dispose or to direct the disposition of:  12,570,360 shares

Represents shares of Class B common stock, which are convertible into shares of Class A common stock on a 1 for 1 basis at the option of the holder, and have no expiration date, as follows: 11,349,190 shares held directly by RT Spartan IV, LLC (“RT Spartan”), and 1,221,170 shares held directly by RT SQ Co-Invest, LLC (“RT Co-Invest”).  RT-SQ Management, LLC (“RT-SQ”, the manager of RT Spartan and RT Co-Invest) and Messrs. Giampetroni and Rizvi (the managers of RT-SQ) have power to vote and to dispose of the shares of Class B common stock held by RT Spartan and RT Co-Invest.  RT-SQ and Messrs. Giampetroni and Rizvi do not directly own any shares of Class A or Class B common stock, however, by reason of the provisions of Rule 13d-3 of the Exchange Act, each may be deemed to beneficially own the shares of Class B common stock owned by RT Spartan and RT Co-Invest.  RT-SQ and Messrs. Giampetroni and Rizvi disclaim beneficial ownership of the securities owned by RT Spartan and RT Co-Invest and this report shall not be deemed as an admission of beneficial ownership of the reported securities.

(iii)                               RT Spartan IV, LLC

                                                (a)                             Amount beneficially owned:  11,349,190 shares

                                                (b)                                 Percent of class:  26.4%*

                                                (c)                                  Number of shares as to which the person has:

                                                                                                (i) Sole power to vote or to direct the vote:  -0-

                                                                                                (ii) Shared power to vote or to direct the vote:  11,349,190 shares

                                                                                                (iii) Sole power to dispose or to direct the disposition of:  -0-

                                                                                                (iv) Shared power to dispose or to direct the disposition of:  11,349,190 shares

Represents shares of Class B common stock, which are convertible into shares of Class A common stock on a 1 for 1 basis at the option of the holder, and have no expiration date.  The shares are held directly by RT Spartan.  RT-SQ (the manager of RT Spartan) and Messrs. Giampetroni and Rizvi (the managers of RT-SQ) have power to vote and to dispose of the shares of Class B common stock held by RT Spartan.  RT-SQ and Messrs. Giampetroni and Rizvi do not directly own any shares of Class A or Class B common stock, however, by reason of the provisions of Rule 13d-3 of the Exchange Act, may be deemed to beneficially own the shares of Class B common stock owned by RT Spartan.  RT-SQ and Messrs. Giampetroni and Rizvi disclaim beneficial ownership of the securities owned by RT Spartan and this report shall not be deemed as an admission of beneficial ownership of the reported securities.

(iv)                              Rizvi Traverse CI GP, LLC

                                                (a)                             Amount beneficially owned:  2,575,055 shares

                                                (b)                                 Percent of class:  7.5%*

                                                (c)                                  Number of shares as to which the person has:

                                                                                                (i) Sole power to vote or to direct the vote:  -0-

                                                                                                (ii) Shared power to vote or to direct the vote:  2,575,055 shares

                                                                                                (iii) Sole power to dispose or to direct the disposition of:  -0-

                                                                                                (iv) Shared power to dispose or to direct the disposition of:  2,575,055 shares

Represents (i) 43,947 shares of Class A common stock held by RT SQ Special Opportunities, LLC, and (ii) shares of Class B common stock, which are convertible into shares of Class A common stock on a 1 for 1 basis at the option of the holder, and have no expiration date, as follows: 999,998 shares are held directly by RT SQ Co-Invest II, LLC (“Co-Invest II”), 902,150 shares are held directly by RT SQ Secondary, LLC (“RT Secondary”), and 628,960 shares are held directly by RT-SQ TS, LLC (“RT TS”).  Rizvi Traverse CI GP, LLC (“Rizvi Traverse”, the manager of Co-Invest II, RT Secondary and RT TS) and Messrs. Giampetroni and Rizvi (the managers of Rizvi Traverse) have power to vote and to dispose of the shares of Class B common stock held by Co-Invest II, RT Secondary and RT TS.  Rizvi Traverse and Messrs. Giampetroni and Rizvi do not directly own any shares of Class A or Class B common stock, however, by reason of the provisions of Rule 13d-3 of the Exchange Act, each may be deemed to beneficially own the shares of Class B common stock owned by Co-Invest II, RT Secondary and RT TS.  Rizvi Traverse and Messrs. Giampetroni and Rizvi disclaim beneficial ownership of the securities owned by Co-Invest II, RT Secondary and RT TS and this report shall not be deemed as an admission of beneficial ownership of the reported securities.

* As of December 31, 2015 (based on 31,717,133 shares of the Issuer’s Class A common stock outstanding as reported by the Issuer to the Reporting Persons).

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

JOHN GIAMPETRONI
/s/ John Giampetroni
JOHN GIAMPETRONI, individually

SUHAIL RIZVI
/s/ Suhail Rizvi
SUHAIL RIZVI, individually

RT-SQ MANAGEMENT, LLC
/s/ Suhail Rizvi
Name: Suhail Rizvi
Title: Managing Director

RT SPARTAN IV, LLC
By: RT-SQ Management, LLC, its Manager
/s/ Suhail Rizvi
Name: Suhail Rizvi
Title: Managing Director

RIZVI TRAVERSE CI GP, LLC
/s/ Suhail Rizvi
Name: Suhail Rizvi
Title: Managing Director

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Square, Inc.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 16, 2016.

JOHN GIAMPETRONI
/s/ John Giampetroni
JOHN GIAMPETRONI, individually

SUHAIL RIZVI
/s/ Suhail Rizvi
SUHAIL RIZVI, individually

RT-SQ MANAGEMENT, LLC
/s/ Suhail Rizvi
Name: Suhail Rizvi
Title: Managing Director

RT SPARTAN IV, LLC
By: RT-SQ Management, LLC, its Manager
/s/ Suhail Rizvi
Name: Suhail Rizvi
Title: Managing Director

RIZVI TRAVERSE CI GP, LLC
/s/ Suhail Rizvi
Name: Suhail Rizvi
Title: Managing Director